Exhibit 21

SUBSIDIARIES

Name	Jurisdiction of Incorporation	Nature of Ownership (direct/indirect)
The Simsbury Bank & Trust Company, Inc.	Connecticut	Direct

SBT Investment Services, Inc.	Connecticut	Indirect (a wholly-owned subsidiary of The Simsbury Bank & Trust Company, Inc.)

NERE Holdings, Inc.	Connecticut	Indirect (a wholly-owned subsidiary of The Simsbury Bank & Trust Company, Inc.)

Simsbury Bank Passive Investment Company	Connecticut	Indirect (a wholly-owned subsidiary of The Simsbury Bank & Trust Company, Inc.)